ThinkEquity LLC

17 State Street, 41st Floor

New York, New York 10004

August 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky, Suzanne Hayes, Julie Sherman and Kevin Vaughn

Re:	Vitro Biopharma, Inc. (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-267366) Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

On August 4, 2023, ThinkEquity LLC, as representative of the underwriters, requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:00 p.m. Eastern Time, on Tuesday, August 8, 2023, or as soon thereafter as practicable. We hereby withdraw such request.

Very truly yours,

ThinkEquity LLC

By:	/s/ Kevin Mangan
Name:	Kevin Mangan
Title:	Managing Director, Head of Equity Syndicate

cc:	Leslie Marlow, Esq., Blank Rome LLP
Patrick J. Egan, Esq., Blank Rome LLP